EXHIBIT 99-1


FOR IMMEDIATE RELEASE

ACME ELECTRIC REPORTS THIRD QUARTER RESULTS


     EAST AURORA, N.Y., April 28, 1995 -- Acme Electric Corporation (NYSE:ACE) today reported that the thirteen-week-period ending March 31, 1995, produced record sales of $24,184,000. Net income for the quarter was of $334,000, or $.07 per share, compared to sales of $18,250,000 and a net loss of $5,827,000, or $1.20 per share, for the comparable period of last year. Included in the quarter net loss of the prior year were one-time charges net of tax totaling $4,836,000.
     Sales for the thirty-nine-week period ending March 31, 1995, totaled $66,438,000, with net income of $1,426,000, or $.29 per share, compared to sales of $56,611,000, with a net loss of $6,219,000, or $1.28 per share, for the comparable period of the prior year.
     Robert J. McKenna, Chairman and CEO, stated that, "Sales in our commercial businesses are strong, and we expect continued improvement will occur. The restructured Aerospace Division continues to struggle with meeting its commitments effectively, and we are providing added resources from our other divisions to rectify this situation."
     Mr. McKenna also reported that, "The Electronics Division began shipping production quantities of a new power supply for Honeywell, and the alliance with AT&T for the marketing of uninterruptible power supplies continues to develop as planned. The Acme Transformer Division has launched a Latin American market-development initiative to identify new opportunities in that market, and its program to provide private-branded transformers to Siemens has commenced. Margins remain pressured because of escalating material costs."
     Mr. McKenna also announced that the Company has formed a joint venture named Acme Electric Limited with Qualtron, a Dublin, Ireland, based electronics company, to manufacture and sell uninterruptible power supplies to the European market. He stated that, "We are excited about this opportunity to apply our experience in the design and manufacture of these products to a market that offers us such great potential."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion products for electronic and electric systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)

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                                  13 WEEKS      13 WEEKS       39 WEEKS       39 WEEKS
                                   ENDED         ENDED          ENDED          ENDED
                               MAR. 31, 1995  APR. 1, 1994  MAR. 31, 1995  APR. 1, 1994
                               -------------  ------------  -------------  ------------
Net Sales                          $24,184       $18,250        $66,438       $56,611
Net Income (Loss)                      334        (5,827)         1,426        (6,219)
Earnings (Loss) per share             $.07        $(1.20)          $.29        $(1.28)
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share        4,937,221     4,858,906      4,913,167     4,853,104

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